
Mail Stop 3030

June 9, 2016

Fumihiro Kozato
President and Chief Executive Officer
Techpoint, Inc.
2550 N. First Street, #400
San Jose, CA 95131

> **Re: Techpoint, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2016**
> **CIK No. 0001556898**

Dear Mr. Kozato:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   We note your disclosure on the cover page that the JDSs will be "offered in Japan and to investors located in jurisdictions other than the United States" and on page 7 that "no offering of the JDSs or [y]our common stock is presently planned in the United States." We also note your disclosure on page 28 that there has been "no offering to date of JDSs," an "instrument recently authorized by Japanese law." Given that you do not appear to intend to make an offering of your securities in the United States and the novelty of the JDSs, please tell us why you are registering an offering of your securities in the United States at this time. Please include in your analysis why you have chosen a Securities Act registration statement for the purposes you intend to accomplish and if there are other registration forms that would accomplish those same purposes.

2.   Please confirm that you will not request effectiveness of your registration statement until such time as the offering of your securities in Japan has been approved or tell us how you intend to comply with Securities Act Rule 415.

Prospectus Summary, page 1

3.   It is unclear from your disclosure throughout your prospectus whether you intend to list your JDSs, your common stock, or both on the Tokyo Stock Exchange. For example, we note your disclosure on page 88 indicates that you intend to apply to list your common stock on the Tokyo Stock Exchange, your disclosure on the prospectus cover page indicates that your shares of common stock will not be traded on any securities exchange in connection with this offering, your disclosure on page 28 indicates that you intend to list the JDSs and your underlying common stock on the Tokyo Stock Exchange, and your disclosure on page 89 indicates that you decided to list the JDSs instead of your common stock. Please revise your prospectus for consistency as to which securities will be listed on the TSE. Further, if you intend to list your common stock on the Tokyo Stock Exchange, please tell us why you believe the fair value of your common stock will be determined based on the closing price of the JDSs, as you state at the bottom of page 55.

4.   In an appropriate location in your prospectus summary, please indicate, if true, that you do not presently intend to facilitate secondary trading of your JDSs or your common stock in the United States such as on the New York Stock Exchange or any of the Nasdaq markets.

Overview, page 1

5.   The first sentence in this section suggests that you sell integrated circuits in the automotive video market. Please revise to reconcile this disclosure with your disclosure in the third paragraph that you anticipate shipping products for that market in the second half of 2016 and have not recognized significant revenue on sales in that market as of March 31, 2016.

6.   Please balance your disclosure to indicate, if true, that one of your distributors, Phitec, accounted for 82% of your revenue in 2015, that Hikvision accounted for 78% of your revenue in 2015 and that all of your sales to Hikvision in 2015 were through Phitec. Also, if known, please disclose whether Phitec or Hikvision make the decision to purchase your products.

Implications of Being an Emerging Growth Company, page 5

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Offering, page 6

8.   Please provide more detail as to what a JDS actually is.

Information Regarding Forward-Looking Statements, page 34

9.   We note your disclosure in the last paragraph on this page that "neither [you] nor any
        other person assumes responsibility for the accuracy and completeness of any of these
        forward-looking statements." You may not disclaim responsibility for your disclosure.
        Please revise your disclosure to remove any implication that you disclaim responsibility
        for the disclosures contained in your prospectus.

Capitalization, page 38

10.   You disclose here and on page F-7 that your preferred stock will be automatically
        converted upon the closing of the IPO. Please tell us the basis for your statement given
        your disclosure on page F-18 that the conversion only occurs if the offering yields
        proceeds in excess of $25 million. Refer to Rule 11-01(a)(8) of Regulation S-X.

Results of Operations, page 47

11.   We note your disclosure beginning on page 45 that gross margins are one of the key
        factors affecting your results of operations. Please revise to discuss your gross margins,
        and any other key performance indicators, that management uses to manage the business
        and that would be material to investors. Please refer to Regulation S-K Item 303 and the
        related SEC Interpretive Release No. 33-8350 (December 19, 2003).

Comparison of the Years Ended December 31, 2015 and December 31, 2014, page 48

12.   Please include quantification of the extent of the contribution of each of two or more
        factors where it is necessary to an understanding of a material change. For instance, we
        note that cost of revenue increased by $4.9 million due to several factors, but we do not
        see the individual factors quantified. Refer to Instruction 4 to Item 303(a) of Regulation
        S-K and Item III.D of SEC Release 33-6835.

Stock-based Compensation, page 54

13.   When pricing information for this offering is available, please tell us the significant
        reasons for any material differences between your last fair value determination and the
        midpoint of the estimated IPO price range.

Principal and Selling Stockholders, page 83

14.   Please revise this section to clarify whether the stockholders identified in the table will continue to own shares of common stock directly after the offering or if they will own JDSs.

Description of Japanese Depositary Shares, page 89

15.   We note on page 4 of the prospectus you characterize JDSs as "a relatively new and previously unused form of derivative security." On page 89 you state JDSs are the "Japanese counterpart to American Depositary Shares" and on the same page refer to JDSs as "derivative securities." We do not consider an ADS to be a derivative security but rather a security that represents an ownership interest in deposited securities, which is what a JDS appears to be. Please explain what characteristics a JDS has that would make it a derivative security.

Consolidated Statements of Operations, page F-4

16.   Please revise to separately state the amount of your goodwill impairment. Refer to ASC 350-20-45-2.

Inventories, page F-8

17.   You disclose that you value your inventories on a FIFO basis and also using standard costs to approximate average actual cost. Please explain how you use these two different costing methods. Refer to ASC 330-10-30-9 and 30-12.

18.   Please tell us why you disclose that you charge the costs associated with provisions for excess quantity and technological obsolescence as incurred. Tell us how you considered ASC 330-10-35.

Note 5 – Segment Information, page F-16

19.   We note your disclosure on page 63 of three different product lines: HD-TVI Transmitters, HD-TVI Receivers and HD-SDI Receivers. Please tell us why you did not provide the disclosures specified by ASC 280-10-50-40.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: James Masetti, Esq.
       Pillsbury Winthrop Shaw Pittman LLP